

January 28, 2015

Via E-mail
Kathleen A. Bayless
Senior Vice President, Chief Financial Officer, and Treasurer
Synaptics Incorporated
1251 McKay Drive
San Jose, CA 95131

      Re: Synaptics Incorporated
              Form 10-K for the Fiscal Year Ended June 28, 2014
              Filed August 22, 2014
              Form 10-Q for the Quarterly Period Ended September 27, 2014
              Filed November 6, 2014
              File No. 000-49602

Dear Ms. Bayless:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 28, 2014

General

1.   You state on page 11 of the 10-K that your sales to Samsung Display Co. and its affiliates accounted for approximately 28% of your net revenues for fiscal 2014. The Samsung Electronics Co. (Samsung) 2013 Annual Report states that Samsung Display Co. is a subsidiary of Samsung. The Samsung website indicates that Samsung has a store in Sudan and refers to the unavailability in Syria of certain features of touchpad-controlled Samsung TVs. Additionally, we are aware of publicly available information referring to a Samsung license and a Samsung franchise in Syria.

       Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, distributors, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

3.   We note your disclosure of cash and cash equivalents held by foreign subsidiaries. We further note based on your disclosure on page F-32 that a significant portion of the company's revenues are related to customers located in China. Please tell us the amount of cash and investments that is held within China. If material, tell us what consideration was given to disclosing this as well as including a discussion of any restrictions from repatriating cash out of China and the risks related to currency controls in China. Refer to Instruction 6 of Item 303(a) of Regulation S-K and codified FRC 501.02 for further guidance.

Form 10-Q for the Quarterly Period Ended September 27, 2014

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 11. Income Taxes, page 15

4.   We note your disclosure that you consider earnings of your foreign subsidiaries indefinitely invested outside of the United Statements and have made no provision for taxes that may result from future remittances of the undistributed earnings. We further note management's statement on the Q1 2015 conference call indicating that the initial cash payment for the Renasas SP Drivers acquisition was funded with $250 million of bank debt and foreign cash. Please tell us the amount, if any, of foreign cash used to fund the acquisition and the related tax impact, if any. If you repatriated foreign cash to fund the acquisition, tell us what consideration was given to the impact on your conclusion that earnings of your foreign subsidiaries are indefinitely invested outside of the United States.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kathleen A. Bayless
Synaptics Incorporated
January 28, 2015
Page 4

      You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding these comments. Please contact me at (202) 551-3406 with any other questions.

            Sincerely,

            /s/ Patrick Gilmore

            Patrick Gilmore
            Accounting Branch Chief